

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2022

Robert M. Hayes
Chief Executive Officer
Sharps Technology, Inc.
105 Maxess Road, Ste. 124
Melville, New York 11747

> **Re: Sharps Technology, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 18, 2022**
> **File No. 333-263715**

Dear Mr. Hayes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 18, 2022

Prospectus Summary
Reincorporation and Reverse Split, page 5

1.   Please clarify the timing of your reverse split and whether it will take place prior to the effectiveness of the Form S-1. If the split will take effect after effectiveness but before closing of the IPO, please revise to include pro forma information in Capitalization and Dilution tables, summary financial data, selected financial data for all periods and in the notes to the financial statements for the most recent annual period. If the split will take effect prior to effectiveness, please revise to retroactively restate all share and per share information included in your filing, including the financial statements, once approved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arthur Marcus, Esq.